SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2011

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated October 20, 2011	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: October 21, 2011	By:	/s/ Li Yue

		Name:	Li Yue
		Title:	Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED
中國移動有限公司
(Incorporated in Hong Kong with limited liabililty under the Companies Ordinance)
(Stock Code: 941)

ANNOUNCEMENT

The unaudited financial data of the Group for the first three quarters of 2011 reflected:

•	Operating revenue reached RMB383.846 billion, up by 8.8% over the same period of last year

•	EBITDA of RMB187.371 billion, up by 5.4% over the same period of last year

•	Profit attributable to shareholders of RMB91.978 billion, up by 5.4% over the same period of last year

In accordance with the Company’s disclosure policy and to further enhance the transparency of the Group and timely provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first three quarters of 2011.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data

	For the period from 1 January 2011 to 30 September 2011	For the period from 1 January 2010 to 30 September 2010	Increase
Operating Revenue (RMB)	383.846 billion	352.643 billion	8.8%
EBITDA (RMB)	187.371 billion	177.805 billion	5.4%
EBITDA Margin	48.8%	50.4%
Profit Attributable to Shareholders (RMB)	91.978 billion	87.245 billion	5.4%
Profit Attributable to Shareholders Margin	24.0%	24.7%

Operating Data

	As at 30 September 2011/ For the period from 1 January 2011 to 30 September 2011	As at 30 June 2011/ For the period from 1 January 2011 to 30 June 2011
Customer Base	633.52 million	616.79 million
Net Additional Customers for the relevant reporting period	49.50 million	32.77 million
3G Customer Base	43.16 million	35.03 million
Net Additional 3G Customers for the relevant reporting period	22.46 million	14.33 million
Average Revenue per User per Month (ARPU) during the relevant reporting period (RMB/user/month)	70	70
Total Voice Usage Volume for the relevant reporting period (minutes)	2,873.4 billion	1,886.5 billion
Average Minutes of Usage per User per Month (MOU) during the relevant reporting period (minutes/user/month)	526	528
Average Revenue per Minute of Usage during the relevant reporting period (RMB)	0.134	0.133
Wireless Data Traffic for the relevant reporting period (MB)	217.3 billion	137.1 billion
Among which:
Mobile Internet Access Data Traffic (MB)	112.3 billion	69.2 billion
WLAN Data Traffic (MB)	105.0 billion	67.9 billion
SMS Usage Volume for the relevant reporting period (messages)	549.7 billion	362.5 billion

In the first three quarters of 2011, the macro-economy achieved a relatively rapid growth and the revenue growth for the telecom industry rebounded from the level in the previous year. However, the increasing penetration rates of mobile telecommunications and the increasing changes in competition environment of the telecommunications industry, as well as the innovation of business models brought by technological advancement have posed challenges to the Group. Leveraging on its sound management principles and effective operational approach, the hard work made by our staff, its advantage of scale, network, brand and execution capabilities, adherence to the mantra of “Customers are our priority, quality service is our principle” through rational competition and continuously strengthening refined cost management, the Group continued to maintain favorable growth in its financial results. The Group’s operating revenue reached RMB383.846 billion, representing an increase of 8.8% compared to the same period of last year. EBITDA reached RMB187.371 billion, representing an increase of 5.4% compared to the same period of last year. Profit attributable to shareholders reached RMB91.978 billion, representing an increase of 5.4% compared to the same period of last year. Margin of profit attributable to shareholders was maintained at a relatively high level of 24.0%.

Despite the intense competition and various challenges it faced, the Group continued to sustain favorable momentum of business development. The Group further strengthened and improved its customer service, and its customer growth remained strong. The Group continues its market leadership with average monthly net additional customers for the first three quarters reaching 5.5 million. The Group’s 3G customer base grew rapidly and began to take shape. Although ARPU and average revenue per minute of usage continued to decline during the reporting period along with the increase in the number of low-usage customers and customers with multiple SIM cards, as well as the steady tariff adjustment, however, with a favorable growth in value-added businesses, especially the wireless data business, the rate of decline was further slowed. The voice usage volume maintained steady growth, total voice usage volume for the first three quarters of 2011 increased by 12.8% compared to the same period of last year. The Group vigorously promoted the healthy development of value-added businesses, further optimizing the revenue structure of value-added businesses. Among such businesses, the wireless data business maintained rapid growth momentum. The wireless data traffic increased by 143.1% in the first three quarters of 2011 compared to the same period of last year. Key services such as Wireless Music also achieved favorable growth. Mobile Reading, Mobile Gaming, Mobile Video businesses have achieved certain scale. The favorable growth in customer base, voice usage volume and value-added business resulted in a steady increase of operating revenue. The Group will continue to uphold its principles of rational investment, effective allocation, forward-looking planning and refined management to realize low-cost, high-efficiency operation, to continuously strengthen and enhance the Group’s core competitiveness and to maintain sustainable profitability.

To meet new challenges and opportunities, the Group will consolidate existing advantages and its core competitiveness, continue to follow its “Blue Ocean Strategy” and embrace innovation to sustain its favorable business development and financial growth in order to continuously create value for its shareholders.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board China Mobile Limited Wang Jianzhou
Chairman

Hong Kong, 20 October 2011

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Xi Guohua, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.

A-4